Exhibit 99.1



For immediate release

**Alcon, Inc. Subsidiary Announces Agreement to
Sell Madrid, Spain Manufacturing Facility**

HUNENBERG, Switzerland, July 17, 2003, Alcon Inc.'s (NYSE: ACL) wholly owned subsidiary, Alcon CUSÍ, S.A., announced today that it has entered into an agreement to sell its contact lens care solutions manufacturing facility located in Madrid, Spain to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. (NYSE: AVO) for approximately $22 million.

"The sale is part of our overall global manufacturing strategy to manage capacity levels, streamline operations and reduce production costs," said Jacqualyn Fouse, Alcon CFO and senior vice president, Finance. "This move is cost-effective for us, as it will help make our existing manufacturing operations more efficient."

Alcon worked closely with the plant's management to find a buyer that would be able to provide continued employment opportunities to the existing employees. AMO has committed to employ the facility's entire related work force. The production of contact lens care products previously manufactured in Madrid will be transferred to other Alcon facilities. The sale and transfer of production will not affect Alcon's ability to satisfy customer demand of Alcon's contact lens care products.

The sale is projected to close in November, 2003, subject to the satisfaction of regulatory requirements and customary closing conditions and is not expected to have a material impact on Alcon's 2003 net earnings.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com